

eve
STUDIOS

CURRENT
Industry Investment Difficulties

Per Film Investing

The majority of independent films are financed by a small number of high net worth individuals; one project at a time. With a large sum of money hinged on a single project, the losses can be a catastrophe to an investor's portfolio.

Investment Position

Various factors can determine an investor's position, this placement affects an investor's time and amount returned. Investors that purchase a larger stake can and often negotiate higher positions, placing higher risk on lower position participants.

Access

Star driven investments are held exclusively for studios, well entrenched producers, and a select number of high net worth individuals. These investments provide a reduction in risk, as they have an easier path to finding pre-sales, distribution, favorable film festival screening position and press, as well as consumer penetration. Newer, or unsophisticated investors can face limited or no access to any of the higher quality deals and are often in last recoupment position.

Entertainment Fund Liqudity

Entertainment funds are structured to reduce risk by allowing investors to spread their investment over several films, increasing the chance for a favorable return. However, these investments offer very limited exit strategies, which limits an investor's liquidity.

Lack of Connection

Investment into a slate of projects from a studio or large production company can become a very impersonal and control-less affair. With little or no control over what films the controlling entity chooses, many investors can find their investments backing content they find offensive or undesirable. Additionally, the risk of these often overpriced projects are passed on to the investor while the studio or large production company protects their investment in the most favorable recoup position and upfront distribution percentages which usually ranges from 15 - 25%.

Tax Credit

Tax credits are essential to the entertainment industry and are often used to help pay for the production or finishing of the film. Most states within the United States offer tax credits ranging from 10% - 30%. Canada and numerous European countries offer similar lucrative programs. Indie filmmakers often finance these credits up front at seventy to eighty cents on the dollar to help finance the project. Studios and top producers often retain the right to keep these lucrative returns at the expense of investor risk reduction.



REVOLUTIONARY SOLUTION

ES is a revolutionary entertainment investment that is designed to tackle the industry's most pressing problems for women and investors. Based on Jobs Act, ES seeks to provide women an outlet for specialized content and investors with a slate of talent driven film, television, literature and new media projects at budget ranges between $250,000 to $5 million dollars.

Talent Driven Content

Fully financing content allows the studio to package each project directly with female actors and directors, making the content desirable to distributors and festivals.

Favorable Position

ES will position itself as the majority financier of all content produced, ensuring our investors are located within first recoupable position on all releases.

Creative Financing & Reducing Risk

The studio will retain the right of the project's tax credit, which will offset its risk by an additional 20 – 30%. While the fund will not rely on pre-sales as a consistent factor, pre-sales of talent driven content can provide an additional 20 – 30% of upfront payments, further reducing risk.

Digital Distribution

Distribution is the primary key to any entertainment investment, maximizing its potential to generate a profit. Studios and mini majors own the largest distribution networks within the industry and often charge a 15 – 25% first dollar fee. ES will seek a domestic distribution partnership for theatrical releases only, reserving sales' rights for television, streaming, downloads, etc.

ES will negotiate all pay-per-view, television and svod distribution deals, maximizing profit potential and eliminating unnecessary distribution fees for channels the fund can control.

OUR TEAM

PGA - Producers Guid of America
DGA - Directors Guid of America
WGA - Writers Guid of America

EFI is led by a **diverse and accomplished** team of entertainment, technology and legal professionals.

Tracy Melchior (SAG)
Producer
Beverly Hills Cop III, Young and the Restless, One Life to Live.

Autumn Bailey-Ford (PGA)
Producer
Stand Your Ground, Exit 14, 83 Days.

Julianna Politsky
Producer
Pacific Rim, The Great Wall, Krampus, Blackhat.

Michelle Kantor
Producer
Transformers, Boardwalk Empire, Night Rain.

Denise Smith
Producer | Entrepreneur
Indie Film Funder

Gregory Parker
Entrepreneur
Indie Film Funder

Chris Parker
Technologist
StoryData.io

THEATRICAL DOMESTIC MARKET 2015



66%

$389m

Total domestic box office revenue.



40%

46.1m

Tickets sold in the North America.



25%

24

Wide theatrical releases. (600+ Screens)

Nash Information Services, LLC. (http://www.the-numbers.com/market/2015/summary)



69%

U.S./Canada population ages 2+ (343.3m) went to a movie at the cinema at leaset once in 2015 ("moviegoer").



5.6

Annual number of tickets on average per "Movie-goer".



51%

U.S./Canada moviegoers that went to a movie at the cinema in 2015 were female.

http://www.mpaa.org/wp-content/uploads/2016/04/MPAA-Theatrical-Market-Statistics-2015_Final.pdf

MARKET ANALYSIS

WOMEN POWER

Films With Female Directors employ higher percentages of

Editors
43%

Cinematographers
16%

Writers
64%

WOMEN HIRE WOMEN!

Women have long had market power within the entertainment industry, but often receive a smaller amount of films targeting them. According to 2015 MPAA Theatrical Market Statistics, women make up 51% of all ticket buyers in North America. Same report list that 343.3 million people in North America went to the theater, that is over 175 million movie-goers egar for content.

Women typically out perform men at the boxoffice also. According to research by Mic Network, studying the top 25 films from each year from 2006 to 2015, women led films averaged $126.1 million versus $80.6 million male led films. This whopping $50+ million difference outlines a large audience that will turn up to support content when given the chance.

Information provided by Center for the study of Women in Television & Film.
http://womenintvfilm.sdsu.edu/

We believe the ES and its mandated position to produce female driven projects at modest budgets will produce returns similar "My Big Fat Greek Wedding", which is listed in the below chart. While this isn't a guarantee, historic data is truly positive. Additionally, moving into VR, television, and live productions will allow us to generate revenue from areas traditionally void of female content.

Title	Budget	Dom. Gross	WW. Gross
MISS CONGENIALITY	$45 million	$106,807,667	$212,742,720
JUNO	$7.5 million	$143,495,265	$231,411,584
BRIDESMAIDS	$32.5 million	$169,106,752	$288,383,523
SALT	$110 million	$118,311,368	$293,503,354
SEX AND THE CITY	$65 million	$152,647,258	$415,253,641
LUCY	$40 million	$126,663,600	$463,360,063
BLACK SWAN	$13 million	$106,954,678	$329,398,046
MY BIG FAT GREEK WEDDING	$5 million	$241,438,208	$368,744,044
BRAVE	$185 million	$237,283,207	$504,437,063
GRAVITY	$100 million	$274,092,705	$723,192,705
THE HUNGER GAMES: CATCHING FIRE	$130 million	$424,668,047	$865,011,746

All figures provided by boxofficemojo.com and only reflect theatrical revenue gross.

*Past performance is not indicative of future performance. Investors should not rely on forward-looking statements because such statements are inherently uncertain and involve risks. No returns are guaranteed and this investment involves a high degree of risk.

INDUSTRY HIGHLIGHTS

The following industry information is provided by PricewaterhouseCoopers (PWC) Global Entertainment and Media Outlook 2014 - 2018 and Nielsen Q1 2016 Total Audience reports.

Filmed entertainment revenue will surpass US$100bn in 2017 as emerging markets drive growth. Globally, filmed entertainment revenue will rise at a CAGR of 4.5% from US$88.3bn in 2013 to US$110.1bn in 2018, passing US$100bn in 2017. While some of this expansion will be driven by growing demand in emerging markets, notably China, mature markets such as the US, the UK and Japan will also continue to grow.

Box office resilience underscores the continuing popularity of the cinematic experience. Global box office revenue will exceed revenue from physical home video in 2014 and grow over the forecast period to US$45.9bn by 2018, from US$36.1bn in 2013, at a 4.9% CAGR.

Americans continue to consume more content daily. U.S. adults spent 10 hours, 39 minutes a day consuming media in the first quarter of 2016. That's up a full hour from the first quarter of 2015, and it's thanks to a substantial increase in smartphone and tablet usage, according to Nielsen's Q1 2016 Total Audience Report.

China will provide a challenge and an opportunity. China will overtake Japan to become the world's third-largest market for filmed entertainment (behind the US and UK) in 2018. Total revenue in China will reach US$7.0bn, up from US$3.8bn in 2013, at a CAGR of 13%.

RISK & SUITABILITY

Disclaimer: This printing piece and or e-mail, including attachments, is intended only for the addressee(s) indicated, and may not include non-public, proprietary, confidential or legally privileged information. If you are not an intended recipient or an authorized agent of an intended recipient, you are hereby notified that any dissemination, distribution or copying of the information contained in or transmitted with this email is unauthorized and strictly prohibited. If you have received this email in error, delete it and any attachments or copies immediately.

EFI does not make investment recommendations, and this message should not be construed as such. This message is not an offer to sell or the solicitation of an offer to buy any security, which can only be made through official offering documents that contain important information about risks, fees and expenses. Any investment information contained herein has been secured from sources EFI believes are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefor. We recommend that you consult with a financial adviser, attorney, accountant, and any other professional that can help you to understand and assess the risks associated with any investment opportunity.

Entertainment Industry Investment Risk and Suitability

Investment in the entertainment industry is highly speculative and inherently risky. There can be no assurance of the economic success of any investment since the revenues derived from the creation, development, production and distribution of entertainment industry content depends primarily upon its acceptance by the public, which cannot be predicted.

The commercial success of any entertainment industry content also released into the marketplace at or near the same time, general economic factors, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The entertainment industry in general, and the motion picture or television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of producing and distributing entertainment industry content. In addition, the theatrical success of a motion picture or television show remains a crucial factor in generating revenues in other ancillary media such as but not limited to DVD's and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures or television shows.

ES may or may not be in the organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. In order to prosper, the success of each project listed depends upon the quality and acceptance of other competing films

CONTACT



CORPORATE OFFICE

8306 Wilshire Blvd.

Suite 1904

Beverly Hills, CA 90211

USA

phone: +1 323 466 0200

evefund1@indiecrowdfunder.com

www.theevestudios.co

